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Lisa Ng	Carol Lau
Brilliance China Automotive	CMGRP (Hong Kong)
Holdings Limited	Limited
(852) 2523 7227	(852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2007 INTERIM RESULTS
(HONG KONG, SEPTEMBER 21, 2007) — Brilliance China Automotive Holdings Limited (the “Company”) (OTC: BCAHY; SEHK: 1114) announced today the unaudited interim results for the six months ended June 30, 2007 prepared in accordance with generally accepted accounting principles in the United States of America.
Unaudited consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”), Shenyang Jindong Development Co., Ltd. (“Jindong”), Shanghai Hidea Auto Design Co., Ltd. (“Hidea Auto”) and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Power Train”) for the first six months of 2007 were RMB7,743.0 million (US$1,001.7 million), representing a 78.1% increase from RMB4,348.6 million (US$543.6 million) for the same period in 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans during the first half of 2007.
Shenyang Automotive sold 35,038 minibuses in the first half of 2007, representing a 6.7% decrease from 37,571 minibuses sold during the same period in 2006. Of these vehicles sold, 29,526 were mid-priced minibuses, representing a 0.6% decrease from 29,709 mid-priced minibuses sold during the same period in 2006. Unit sales of deluxe minibuses decreased by 29.9% from 7,862 units in the first half of 2006 to 5,512 units for the corresponding period in 2007. Shenyang Automotive sold 60,287 Zhonghua sedans in the first half of 2007, representing a 210.8% increase from 19,398 sedans sold during the corresponding period last year. 19,085 units of the Zhonghua Zunchi model were sold in the first six months of 2007, representing an increase of 66.8% from the 11,444 Zunchi sedans sold in the same period in 2006. The Junjie model, which was launched in March 2006, recorded a sale of 41,199 units in the first half of 2007, compared to 7,788 units sold during the period from March to June 2006.
Unaudited cost of sales increased 77.3% from RMB4,056.7 million (US$507.1 million) in the first half of 2006 to RMB7,193.6 million (US$930.6 million) for the same period in 2007.

The increase was primarily due to the increase in unit sales of Zhonghua sedans. The average unit cost for both the minibuses and Zhonghua sedans decreased in the first half of 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale.
The overall gross profit margin of the Group increased from 6.7% in the first half of 2006 to 7.1% for the same period in 2007. This is mainly due to a switch in sales mix between the minibuses and Zhonghua sedans between the two periods and the improvement in Zhonghua’s margin in the first half of 2007.
Unaudited selling expenses increased by 41.8% from RMB211.2 million (US$26.4 million) in the first half of 2006 to RMB299.4 million (US$38.7 million) for the same period in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans in the first half of 2007. The selling expenses as a percentage of turnover decreased from 4.9% in the first half of 2006 to 3.9% for the same period in 2007 as a result of higher Zhonghua sales volume achieved in the first half of 2007.
Unaudited general and administrative expenses increased by 28.0% from RMB324.9 million (US$40.6 million) in the first six months of 2006 to RMB415.9 million (US$53.8 million) for the same period in 2007, mainly as a result of additional research and development expenses incurred in the first half of 2007.
Unaudited interest expense net of interest income increased by 50.1% from RMB44.1 million (US$5.5 million) in the first half of 2006 to RMB66.2 million (US$8.6 million) for the same period in 2007, resulting mainly from higher amortization of redemption premium on the zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds”).
Unaudited net equity in earnings of associated companies and jointly controlled entities increased by 54.5% from RMB58.5 million (US$7.3 million) in the first half of 2006 to RMB90.4 million (US$11.7 million) for the same period in 2007. This increase was mainly attributable to an impairment loss on goodwill in a jointly controlled entity which was recognized in the first half of 2006 but not in 2007. However, the impact of the higher earnings from the lack of such impairment loss in the first half of 2007 was partially offset by decreased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in the first half of 2007.
Unaudited net profits contributed to the Group by BMW Brilliance decreased by 40.4% from RMB89.0 million (US$11.1 million) in the first half of 2006 to RMB53.0 million (US$6.9 million) for the same period this year. The BMW joint venture achieved sales of 16,260 BMW sedans in the first six months of 2007, an increase of 65.5% as compared to 9,822 BMW sedans for the same period in 2006. The lower net profits contributed to the Group in the first half of 2007 was a result of additional expenses incurred for the acceleration of component localization and certain adjustments of payments related to prior periods.
Unaudited net other income increased by 260.8% from RMB39.5 million (US$4.9 million) in the first half of 2006 to RMB142.5 million (US$18.4 million) for the same period in 2007.

The increase was primarily attributable to the increase in sales of scrap materials, subsidies and foreign exchange gain realized during the period.
The Group recorded an unaudited income before taxation and minority interests of RMB0.7 million (US$0.1 million) in the first half of 2007 as compared to a loss of RMB190.3 million (US$23.8 million) for the same period in 2006. Unaudited taxation decreased by 31.0% from RMB25.5 million (US$3.2 million) in the first half of 2006 to RMB17.6 million (US$2.3 million) for the same period in 2007, resulting mainly from a decrease in taxable income of one of our subsidiaries.
Unaudited other comprehensive income increased by 131.1% from RMB13.2 million (US$1.7 million) in the first half of 2006 to RMB30.5 million (US$3.9 million) for the same period in 2007, representing the fair value adjustment for securities available-for-sale in the respective periods.
As a result, the Group recorded an unaudited comprehensive income of RMB82.6 million (US$10.7 million) for the first half of 2007 as compared to an unaudited comprehensive loss of RMB83.4 million (US$10.4 million) for the first half of 2006. Unaudited basic income and dilutive income per ADS was US$0.18 for the first half of 2007 as compared to unaudited basic loss and dilutive loss per ADS of US$0.33 in the first half of 2006.
Mr. Wu Xiao An, Chairman of the Company, said “the Group has achieved solid improvement in its financial performance during the first half of 2007. Our Zhonghua sedans registered an impressive 2.1 times growth in unit sales over the corresponding period last year. Looking into the second half of 2007, the Group will strive to stabilize the sale and market share of its minibus products while exploring new market opportunities with our partner Toyota. As for the Zhonghua sedans, the Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new models, such as the Zhonghua coupe which will be launched in the third quarter of 2007. The Group will also proactively seek to capture new market opportunities, both domestically and overseas, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. At the same time, the Group will continue to implement further cost cutting measures, including the deepening of component localization for our BMW joint venture which is expected to achieve import tariff reduction across all models in 2008.”
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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components. Subsequently, in October 2004, the Company further acquired the remaining 49% equity interest in Ningbo Yuming. As a result, Ningbo Yuming became a wholly owned subsidiary of the Company. In May 1998, the Company also acquired a 50% equity interest in

Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since 2002.
In April 2002, the Company established an indirect 75.5%-owned subsidiary, Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 99.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.5%.
In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 33.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51.0% to approximately 63.9%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council, and final approval by the China Securities Regulatory Commission is pending.
In April 2004, the Company established an indirect 63.25%-owned subsidiary, Hidea Auto, a company engaged in the design and development of automobiles and the provision of consulting services in relation to the Chinese automotive industry.

In December 2004, the Company established a direct & indirect 75.01%-owned subsidiary, Power Train, to manufacture and sell powertrains for engines in China.
In January 2006, the Company established an indirect 48%-owned joint venture, Shenyang Jinbei Vehicle Dies Manufacturing Co. Ltd., to manufacture and sell automotive components.
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Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb7.73 for 2007 and US$1.00=Rmb8.00 for 2006. No representation is made that the Renminbi amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. All financial information presented herein has been prepared in accordance with generally accepted accounting principles in the United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(Expressed in thousands of Rmb, except for share and ADS data)

	(Unaudited)
	For the first six months ended
	2007		2006
Sales to third parties		6,621,637		3,507,643
Sales to affiliated companies		1,121,336		840,915

Turnover		7,742,973		4,348,558
Cost of sales		(7,193,649)		(4,056,686)

Gross profit		549,324		291,872

Selling expenses		(299,386)		(211,197)
General and administrative expenses		(415,914)		(324,882)
Interest expense		(106,660)		(76,390)
Interest income		40,493		32,286
Equity in earnings of associated companies and jointly controlled entities, net		90,359		58,534
Other income, net		142,462		39,459

Income (loss) before income taxes and minority interests		678		(190,318)

Income taxes		(17,564)		(25,547)

Minority interests		68,972		119,226

Net income (loss)		52,086		(96,639)

Other comprehensive income Fair value adjustment for securities available-for-sale		30,469		13,195

Comprehensive income (loss)		82,555		(83,444)

Basic income (loss) per share in Rmb	Rmb	0.0142	Rmb	(0.0263)

Basic income (loss) per share in US$	US$	0.0018	US$	(0.0033)

Basic income (loss) per ADS in US$	US$	0.18	US$	(0.33)

Diluted income (loss) per share in Rmb	Rmb	0.0142	Rmb	(0.0263)

Diluted income (loss) per share in US$	US$	0.0018	US$	(0.0033)

Diluted income (loss) per ADS in US$	US$	0.18	US$	(0.33)

Weighted average number of shares outstanding		3,668,390,900		3,668,390,900

Weighted average number of ADSs outstanding		36,683,909		36,683,909

Net loss adjusted for the diluted effect of convertible bonds		N/A		N/A

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds		3,678,760,380		3,668,390,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds		36,787,604		36,683,909

The calculation of basic loss per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
The calculation of diluted loss per share (ADS) is based on the weighted average number of common shares (ADSs) outstanding.
The effect of the assumed conversion of the potential stock outstanding for both the six months ended June 30, 2007 and June 30, 2006 from convertible bonds and outstanding share options is anti-dilutive.
The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).